MEMORANDUM OF CHANGES

                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 348

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 348 on July 22, 2002. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

     Cover Page. The date of the Prospectus has been completed.

      Pages 2-3. "The Summary of Essential Financial Information" section and
                 "Fee Table" have been completed.

      Pages 4-7. Revisions have been made and the portfolio has been completed.

     Pages 8-11. The descriptions of the issuers of the Securities have been completed.

    Pages 12-13. The Report of Independent Certified Public Accountants and
                 Statement of Condition have been completed.





                                                              FILE NO. 333-89924
                                                                    CIK #1123119


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                 Amendment No. 1
                                       to
                             Registration Statement
                                       on
                                    Form S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

          A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 348

          B.   Name of Depositor: VAN KAMPEN FUNDS INC.

          C.   Complete address of Depositor's principal executive offices:

                                1 Parkview Plaza
                      Oakbrook Terrace, Illinois 60181-5555

          D.   Name and complete address of agents for service:

         CHAPMAN AND CUTLER            VAN KAMPEN FUNDS INC.
         Attention:  Mark J. Kneedy    Attention:  Sara L. Badler
         111 West Monroe Street        1 Parkview Plaza
         Chicago, Illinois  60603      Oakbrook Terrace, Illinois  60181-5555


          E. Title of securities being registered: units of undivided fractional beneficial interest.

          F.   Approximate date of proposed sale to the public:


  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

     / X / Check box if it is proposed that this filing will become effective at 8:00 a.m. on July 22, 2002 pursuant to Rule 487.



                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.



COMPETITIVE EDGE BEST IDEAS PORTFOLIO 2002-3

--------------------------------------------------------------------------------

     Van Kampen Focus Portfolios, Series 348 includes the unit investment trust described above (the "Portfolio"). The Portfolio seeks to provide capital appreciation by investing in a portfolio of stocks from the current list of Morgan Stanley Global Equity Research's "Competitive Edge--Best Ideas". Of course, we cannot guarantee that the Portfolio will achieve its objective.

                                  JULY 22, 2002


       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.




                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

                                  JULY 22, 2002

PUBLIC OFFERING PRICE
Aggregate value of Securities per Unit (1)            $      9.900
Maximum sales charge                                         0.295
  Less deferred sales charge                                 0.135
  Less creation and development fee                          0.060
Public offering price per Unit (2)                    $     10.000

PORTFOLIO INFORMATION
Initial number of Units (3)                                 19,388
Aggregate value of Securities (1)                     $    191,941
Estimated initial distribution per Unit (4)           $       0.13
Estimated annual dividends per Unit (4)               $    0.17772
Redemption price per Unit (5)                         $      9.765

GENERAL INFORMATION
Initial Date of Deposit                               July 22, 2002
Mandatory Termination Date                            October 22, 2003
Record Date                                           May 10, 2003
Distribution Date                                     May 25, 2003



--------------------------------------------------------------------------------

(1) Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit.

(2) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Public Offering Price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to the Portfolio, federal and state registration fees and costs, initial fees and expenses of the Trustee, and legal and auditing expenses. The Trustee will deduct these expenses from your Portfolio at the end of the initial offering period (approximately three months). The estimated amount for the Portfolio is described on the next page. The Public Offering Price will also include any accumulated dividends or cash in the Income or Capital Accounts of the Portfolio.

(3) At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units and fractional interest of each Unit in the Portfolio will increase or decrease to the extent of any adjustment.

(4) This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".

(5) The redemption price is reduced by any remaining deferred sales charge. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organization and offering costs and the creation and development fee. The redemption price will not include these costs after the initial offering period.





                                    FEE TABLE

                                                     AS A % OF
                                                       PUBLIC            AMOUNT
                                                      OFFERING           PER 100
                                                        PRICE             UNITS
                                                    -----------       ----------
TRANSACTION FEES
Initial sales charge (1)..........................       1.000%       $   10.000
Deferred sales charge (2).........................       1.350%       $   13.500
Creation and development fee (3)..................       0.600%       $    6.000
                                                    -----------       ----------
Maximum sales charge..............................       2.950%       $   29.500
                                                    -----------       ----------
Maximum sales charge on reinvested dividends......       0.000%       $    0.000
                                                    -----------       ----------

                                                      AS A %             AMOUNT
                                                       OF NET            PER 100
                                                       ASSETS             UNITS
                                                    -----------       ----------
ESTIMATED ORGANIZATION COSTS (4)..................       0.165%       $    1.610
                                                    -----------       ----------
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses..............       0.272%       $    2.656
Supervisory, bookkeeping and administrative fees..       0.041%       $    0.400
                                                    -----------       ----------
Estimated annual expenses.........................       0.313%       $    3.056
                                                    -----------       ----------

                                                                         AMOUNT
                                                                         PER 100
                                                                          UNITS
                                                                      ----------
ESTIMATED COSTS OVER TIME
One year                                                              $       34
Three years                                                           $       81
Five years                                                            $      130
Ten years                                                             $      264


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest all distributions at the end of each year. This example also assumes that you reinvest your investment into a new trust when the current Portfolio terminates at the end of each 15 month period. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1)The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining deferred sales charge and the total creation and development fee.


(2)The deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge accrues daily from November 10, 2002 through April 9, 2003. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.


(3)The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the actual amount of these expenses from your Portfolio at the end of the initial offering period.




COMPETITIVE EDGE BEST IDEAS PORTFOLIO

   The Portfolio seeks to provide capital appreciation through investment in a portfolio of the stocks in the Competitive Edge--Best Ideas Stocks ("Best Ideas Stocks") as of July 18, 2002. There is, however, no guarantee that the Portfolio will achieve its objective. The Global Equity Research Department of Morgan Stanley & Co. Incorporated ("Morgan Stanley Research") is recognized as a world leader in global financial research and provides comprehensive research and in-depth knowledge about general markets and specific companies from around the world. Through its on-going research and analysis, Morgan Stanley Research has developed and undertaken a comprehensive study which it calls "Global Investing:
The Competitive Edge". It believes:

     o that companies with a sustainable competitive edge in the operations of their business are worth more than their weaker competitors,

     o that these companies can be expected to earn higher returns on each incremental dollar invested in their businesses, and

     o    that these companies are less risky to own.

   Morgan Stanley's equity research analysts and strategists presently evaluate approximately 2,400 companies in 25 industry sectors worldwide. From this universe of companies, Morgan Stanley analysts have identified approximately 250 companies that are deemed to possess a sustainable, global competitive advantage. This group of companies is then divided into four sub-categories, as follows:

     o companies whose competitive advantage is not fully reflected in the current stock price

     o companies whose competitive advantage is reflected in the current stock price

     o companies for which the market or business cycle seems unfavorable (Cyclical Obstacles)

     o companies in which shareholders seemed unlikely to realize the full advantages at present (Unrealized Potential)

   From the subcategory of companies whose competitive advantage is believed to be not reflected in the current stock price, a group of 40 stocks is identified. These 40 stocks are deemed to be the research group's "Best Ideas". The initial comprehensive review for the Competitive Edge list was conducted in October 1996. Since then there have been various updates.

   The Portfolio is based upon the Competitive Edge Best Ideas List as of the selection date above. Morgan Stanley Research presently intends, although it is not obligated, to keep the number of companies within the Competitive Edge list (and identified at each annual comprehensive review) to approximately 250, and the Best Ideas list to approximately 40. Morgan Stanley Research plans to review the Competitive Edge and Best Ideas lists from time to time. At any time and from time to time, changes may be made to the entire Competitive Edge list, as well as to the Best Ideas subgroup. As always, Morgan Stanley Research continues to reserve the right in its discretion to either remove a company from or add a company to the Competitive Edge or Best Ideas lists at any time or to discontinue either or both lists.

   The list of Best Ideas stocks has changed substantially during past updates, and the list may so change during future updates. Since the inception of the Competitive Edge and the Best Ideas lists in October 1996, the number of changes has varied. On an annual basis, the Best Ideas list had an average of approximately 17 changes. The amount of future changes cannot be predicted.

   The Portfolio, in contrast, is not managed. It is based on a longer term strategy, taking the Competitive Edge--Best Ideas list as of the selection date above and holding these stocks for the life of the Portfolio. Regardless of any future changes to the list, the identity and proportionate relationship of the Portfolio's Securities is generally expected to remain the same as shown in "Portfolio" on the next page. Therefore, the performance of the Portfolio will vary from the performance of the continually updated list.

   The above criteria were applied to the Securities selected for inclusion in the Portfolio shortly prior to the Initial Date of Deposit. The Securities were selected irrespective of any specific buy or sell recommendation by the Sponsor or Morgan Stanley Research independent of the Competitive Edge concept, although, as of the selection date of the Securities, such Securities were recommended by the Morgan Stanley Research group specifically for the Competitive Edge Best Ideas list. Morgan Stanley & Co. Incorporated, of which Morgan Stanley Research is a department, is an affiliate of the Sponsor.

   You should remember that the Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the Portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy over several years if subsequent series are available.

   As with any investment, no one can guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.





PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------       -----------          ------------
                CONSUMER DISCRETIONARY
        419       AOL Time Warner, Inc.                     $      11.580              0.00%        $    4,852.02
+       122       Bayerische Motoren Werke AG (BMW)                39.231              1.14              4,786.13
        167       Home Depot                                       28.700              0.70              4,792.90
+       100       Honda Motor Company, Ltd.                        43.054              0.55              4,305.35
+       891       News Corporation, Ltd.                            5.456              0.26              4,860.99
+       100       Sony Corporation                                 47.808              0.38              4,780.84
        105       Wal-Mart Stores, Inc.                            46.500              0.65              4,882.50
                CONSUMER STAPLES
+       430       Diageo Plc                                       11.153              3.22              4,795.89
+        38       Groupe Danone                                   125.863              1.41              4,782.79
+       121       Heineken NV                                      41.058              0.84              4,967.98
        142       Kraft Foods, Inc.                                34.810              1.49              4,943.02
        137       PepsiCo, Inc.                                    36.200              1.66              4,959.40
                ENERGY
+       636       BP Plc                                            7.338              3.41              4,667.01
        147       Exxon Mobil                                      32.400              2.84              4,762.80
+       116       Schlumberger, Ltd.                               42.300              1.77              4,906.80
+        34       TotalFinaElf SA                                 139.058              1.77              4,727.97
                FINANCIALS
+       270       Aegon NV                                         17.174              4.17              4,637.03
         87       American International Group, Inc.               56.810              0.33              4,942.47
        170       Bank of New York Company, Inc.                   29.340              2.59              4,987.80
        135       Citigroup, Inc.                                  36.000              2.00              4,860.00
        293       MBNA Corporation                                 16.400              1.71              4,805.20
        123       State Street Corporation                         39.200              1.22              4,821.60
                HEALTH CARE
        152       Abbott Laboratories                              32.140              2.92              4,885.28
+       133       AstraZeneca Plc                                  34.044              3.25              4,527.88
        135       Medtronic, Inc.                                  36.200              0.69              4,887.00
        118       Merck & Company, Inc.                            41.500              3.37              4,897.00
        165       Wyeth                                            30.000              3.07              4,950.00
                INDUSTRIALS
         44       3M Company                                      108.880              2.28              4,790.72
         59       General Dynamics Corporation                     80.170              1.50              4,730.03
        182       General Electric Company                         26.520              2.71              4,826.64
                INFORMATION TECHNOLOGY
+       311       ASML Holding NV                                  15.104              0.00              4,697.20
        350       Cisco Systems, Inc.                              13.650              0.00              4,777.50
         98       Microsoft Corporation                            49.560              0.00              4,856.88
        493       Oracle Corporation                                9.720              0.00              4,791.96
                MATERIALS
        277       Barrick Gold Group                               16.900              1.30              4,681.30
        174       Dow Chemical Company                             27.840              4.81              4,844.16
+        89       Syngenta AG                                      54.566              0.76              4,856.40
+       136       UPM-Kymmene Oyj                                  35.171              3.68              4,783.19
                TELECOMMUNICATION SERVICES
        148       Verizon                                          32.500              4.74              4,810.00
                UTILITIES
+       201       Suez SA                                          22.483              2.72              4,519.03
 ----------                                                                                          ------------
      8,048                                                                                         $  191,940.66
 ==========                                                                                          ============


See "Notes to Portfolio".


NOTES TO PORTFOLIO

   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on July 19, 2002 and have settlement dates ranging from July 23, 2002 to July 24, 2002 (see "The Portfolio").

   (2) The market value of each Security is based on the most recent closing sale price as of the close of the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                      PROFIT
                   COST TO                           (LOSS) TO
                   SPONSOR                            SPONSOR
               --------------                     --------------
               $    191,841                        $     100


         "+" indicates that the security was issued by a foreign company.

   (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the most recent close of trading on the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.





     THE SECURITIES. A brief description of each of the issuers of the Securities is listed below.

    3M Company. 3M Company conducts operations in electronics, telecommunications, industrial, consumer and office, health care, safety, and other markets. The company's businesses share technologies, manufacturing operations, brands, marketing channels, and other resources. 3M serves customers in countries located around the world.

    Abbott Laboratories. Abbott Laboratories discovers, develops, manufactures, and sells a broad and diversified line of health care products and services. The company's products include pharmaceuticals, diagnostic products, hospital products, chemical and agricultural products, and nutritionals. Abbott markets its products worldwide through affiliates and distributors.

    Aegon NV. Aegon NV offers life and health insurance, and related pension, savings, and investment products in Europe and North America. The company also offers property and casualty insurance in the Netherlands, Spain, and Hungary, and financial services including banking, equipment lease financing, and mortgage lending.

     American International Group, Inc. American International Group, Inc., through its subsidiaries, provides a variety of insurance and insurance-related services in the United States and overseas. The company writes property and casualty and life insurance, as well as provides financial services.

    AOL Time Warner, Inc. AOL Time Warner, Inc. is a global company delivering entertainment, news, and Internet brands across converging media platforms. The company conducts operations in cable systems, interactive services, publishing, music, cable networks, and filmed entertainment. AOL Time Warner's brands include Time Warner Cable, HBO, Turner, America Online, WB, CNN, New Line Cinema, and Time Inc.

    ASML Holding NV. ASML Holding NV develops, produces, and markets semiconductor manufacturing equipment. The company's products allow semiconductor manufacturers to choose the optimal numerical aperture and wavelength for their applications, assure uniformity, and produce more using less floor space.

    AstraZeneca Plc. AstraZeneca Plc is a holding company. Through its subsidiaries, the company researches, manufactures and sells pharmaceutical and medical products. The company focuses its operations on seven therapeutic areas:
Gastrointestinal, Oncology, Cardiovascular, Respiratory, Central Nervous System, Pain Control, Anaesthesia and Infection.

    Bank of New York Company, Inc. Bank of New York Company, Inc., through its subsidiaries, provides a complete range of banking and other financial services to corporations and individuals worldwide. The Bank's services include securities servicing and global payment services, corporate banking, asset based lending, private and retail banking, asset management and financial market services.

    Barrick Gold Corporation. Barrick Gold Corporation is an international gold company with operating mines and development projects in the United States, Canada, South America, Australia and Africa.

    Bayerische Motoren Werke (BMW) AG. Bayerische Motoren Werke (BMW) AG manufactures and sells luxury cars and motorcycles worldwide. The company produces everything from convertible sports cars to luxury sedans to touring motorcycles with large displacement engines.

    BP Plc. BP Plc is an oil and petrochemicals company. The company explores for and produces oil and natural gas, refines, markets, and supplies petroleum products, generates solar energy, and manufactures and markets chemicals. BP's chemicals include terephthalic acid, acetic acid, acrylonitrile, ethylene and polyethylene. The company has operations in over 100 countries.

     Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company's products offer a variety of end-to-end networking hardware, software, and services. Cisco's clients include utilities, corporations, universities, governments, and small to medium-size businesses worldwide.

     Citigroup, Inc. Citigroup, Inc. is a diversified financial services holding company that provide a broad range of financial services to consumer and corporate customers around the world. The company's services include investment banking, retail brokerage corporate banking, and cash management products and services.

    Diageo Plc. Diageo Plc has operations in food, alcoholic beverages, fast food restaurants and property management. The company owns "Burger King" restaurants, and markets food products under the "Haagen Dazs" and "Green Giant" brand names. The Company's liquor and beer products include "Smirnoff," "J&B Rare," "Johnnie Walker," "Jose Cuervo," "Seagrams," "Baileys," "Harp" and "Guinness Stout."

    Dow Chemical Company. Dow Chemical Company provides chemical, plastic, and agricultural products and services to various essential consumer markets. The company serves customers in countries around the world in markets such as food, transportation, health and medicine, personal care, and construction.

    Exxon Mobil Corporation. Exxon Mobil Corporation operates petroleum and petrochemicals businesses on a worldwide basis. The company's operations include exploration and production of oil and gas, electric power generation, and coal and minerals operations. Exxon Mobil also manufactures and markets fuels, lubricants, and chemicals.

    General Dynamics Corporation. General Dynamics Corporation manufactures and supplies defense systems to the United States government and its allies. The company also builds long-range business jets. General Dynamics conducts business in the marine systems, combat systems, information systems, technology, and aerospace industries.

     General Electric Company. General Electric Company develops, manufactures, and markets products for the generation, distribution, and utilization of electricity. The company, through General Electric Capital Services, Inc., offers a variety of financial services including mutual fund management, financing, asset management, and insurance. General Electric also owns the National Broadcasting Company.

     Groupe Danone. Groupe Danone processes food. The company produces yogurts, cheeses, and dairy desserts, cookies and snacks, and bottled water. The company operates worldwide.

    Heineken NV. Heineken NV is an international brewer. The company also produces beverages through affiliated breweries and under license-holders all over the world. Heineken's international brands are Heineken, Amstel, Buckler, and Murphy's Irish Stout.

     Home Depot, Inc. Home Depot, Inc. sells building materials and home improvement products. The company's stores sell plumbing, heating and electrical supplies, lumber, floor and wall coverings, hardware, tools, paint, and lawn and garden products. Home Depot operates in North and South America.

     Honda Motor Company, Ltd. Honda Motor Company, Ltd. develops, manufactures, and distributes motorcycles, automobiles, and power products such as generators and farm machinery. The company also operates a financial credit business. Honda Motor has manufacturing facilities in the United States, Canada, the United Kingdom, France, Italy, Spain, Brazil, Mexico, India, and Thailand.

     Kraft Foods Inc. Kraft Foods Inc. is a food and beverage company. The company's products include Kraft, Nabisco, Oscar Mayer, Post, Maxwell House, Philadelphia, and Jacobs. Kraft sells its products throughout the world.

    MBNA Corporation. MBNA Corporation is the holding company for MBNA America Bank, N.A. The Bank issues credit cards, marketed primarily to members of associations and customers of financial institutions. MBNA also provides retail deposit, consumer loan, and insurance products, as well as credit card, consumer loan, retail deposit, travel, and shopping services through its Web site.

     Medtronic, Inc. Medtronic, Inc. provides device-based therapies that restore health, extend life, and alleviate pain. The company's principal products include those for bradycardia pacing, tachyarrhythmia management, atrial fibrillation management, heart failure management, heart valve replacement, malignant and non-malignant pain, and movement disorders. Medtronic's products are sold worldwide.

     Merck & Company, Inc. Merck & Company, Inc. is a global pharmaceutical company that discovers, develops, manufactures, and markets a broad range of human and animal health products. The company also provides pharmaceutical benefit services. Merck's products include Zocor, a treatment for elevated cholesterol, Pepcid anti-ulcerant, Primaxin antibiotic, and Propecia, a treatment for male pattern hair loss.

    Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

     News Corporation Limited. News Corporation Limited is an international media company. The company's operations include the production and distribution of motion pictures and television programming. The company provides television, satellite, and cable broadcasting and the publication of newspapers, magazines, books and promotional inserts. The company also provides electronic commerce and aircraft leasing.

    Oracle Corporation. Oracle Corporation supplies software for enterprise information management. The company offers databases and relational servers, application development and decision support tools, and enterprise business applications. Oracle's software runs on network computers, personal digital assistants, set-top devices, PCs, workstations, minicomputers, mainframes, and massively parallel computers.

    PepsiCo, Inc. PepsiCo, Inc. operates worldwide soft drink, juice, and food businesses. The company manufactures, sells, and distributes beverages such as Pepsi-Cola, Gatorade, and Tropicana Pure Premium, as well as foods such as Lay's potato chips, Doritos tortilla chips, and Quaker oats. PepsiCo owns the international rights to the brand 7UP.

     Schlumberger, Ltd. Schlumberger, Ltd. is a technology services company consisting of two business segments: Schlumberger Oilfield Services provides technology services and solutions to the international petroleum industry; SchlumbergerSema provides information technology services to the telecommunications, energy and utilities, finance, transport, and public sector markets.

    Sony Corporation. Sony Corporation develops and manufactures consumer and industrial electronic equipment. The company's products include audio & video equipment, televisions, computers & computer peripherals, telecommunication equipment, semiconductors, and electronic components. The company also operates game & music software, movies & TV, and insurance businesses. Sony has many associated companies.

    State Street Corporation. State Street Corporation services institutional investors and manages financial assets worldwide. The company's products and services include custody, accounting, administration, daily pricing, international exchange services, cash management, financial asset management, securities lending, and investment advisory services.

    Suez SA. Suez SA treats water, constructs water treatment plants, sells chemical products for water treatment, distributes electricity and gas, collects, treats and recycles waste, and offers cable television and Internet access services. The company operates throughout the world.

    Syngenta AG. Syngenta AG produces crop protection products and seeds. The company produces herbicides, insecticides and fungicides, and seeds for field crops, vegetables, and flowers.

    TotalFinaElf SA. TotalFinaElf SA explores for, produces, refines, transports, and markets oil and natural gas. The company also operates a chemical division which produces polypropylene, polyethylene, polystyrene, rubber, paint, ink, adhesives, and resins. TotalFinaElf operates Total gasoline filling stations in Europe, the United States, and Africa. The company operates in over 100 countries.

    UPM-Kymmene Oyj. UPM-Kymmene Oyj manufactures forest products. The company manufactures pulp, publication and fine papers for newspapers and magazines, plywood, timber, packaging, and other products. UPM-Kymmene operates worldwide.

     Verizon Communications, Inc. Verizon Communications, Inc. provides wireline voice and data services, wireless services, Internet services, and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment, and payphones. Verizon has operations worldwide.

     Wal-Mart Stores, Inc. Wal-Mart Stores, Inc. operates discount stores and Supercenters, as well as Sam's Clubs. The company's Wal-Mart discount stores and Supercenters offer merchandise such as apparel, housewares, small appliances, electronics, and hardware. Wal-Mart operates in the United States, Canada, Argentina, Brazil, Germany, Mexico, Korea, United Kingdom, and Puerto Rico.

    Wyeth. Wyeth is a research-driven pharmaceutical and health care products company. The company discovers, develops, manufactures, and markets pharmaceuticals, vaccines, biotechnology products, and non-prescription medicines that improve the quality of life for people worldwide. Wyeth's major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare, and Fort Dodge Animal Health.




               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 348:

     We have audited the accompanying statement of condition and the related portfolio of Van Kampen Focus Portfolios, Series 348 as of July 22, 2002. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 348 as of July 22, 2002, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   July 22, 2002

                             STATEMENT OF CONDITION

                               AS OF JULY 22, 2002

INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)                             $   191,941
                                                                 -----------
     Total                                                       $   191,941
                                                                 ===========
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                      $       312
     Deferred sales charge liability (3)                               2,617
     Creation and development fee liability (4)                        1,163
Interest of Unitholders--
     Cost to investors (5)                                           193,880
     Less: Gross underwriting commission, creation and
          development fee and organization costs (2)(4)(5)(6)          6,031
                                                                 -----------
         Net interest to Unitholders (5)                             187,849
                                                                 -----------
         Total                                                   $   191,941
                                                                 ===========


--------------------------------------------------------------------------------

(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Portfolio. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from the Portfolio on the bases set forth under "Public Offering".

(4) The creation and development fee is payable by the Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering-- Offering Price".

(6)  Assumes the maximum sales charge.






THE PORTFOLIO
--------------------------------------------------------------------------------

   The Portfolio was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, and The Bank of New York, as Trustee.

   The Portfolio offers investors the opportunity to purchase Units representing proportionate interests in a portfolio of actively traded equity securities. The Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolio. Unless otherwise terminated as provided in the Trust Agreement, the Portfolio will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in the "Portfolio" and any additional securities deposited into the Portfolio.

   Additional Units of the Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by the Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into the Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolio will pay the associated brokerage or acquisition fees.

   Each Unit of the Portfolio initially offered represents an undivided interest in the Portfolio. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   The Portfolio consists of (a) the Securities (including contracts for the purchase thereof) as may continue to be held from time to time in the Portfolio,
(b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The Portfolio seeks to capital appreciation by investing in a portfolio of stocks from the current list of Morgan Stanley Global Equity's "Competitive Edge--Best Ideas". We cannot guarantee that the Portfolio will achieve its objective. We describe the objective and selection criteria for the Portfolio on page 4.

   You should note that we applied the selection criteria to the Securities for inclusion in the Portfolio prior to the Initial Date of Deposit. After the initial selection, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from the Portfolio.

   The Sponsor or an affiliate may use the list of Securities, or any portion thereof, in its independent capacity as an investment adviser and may distribute this information to various individuals and entities. The Sponsor or an affiliate may recommend or effect transactions in the Securities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price your Portfolio pays for the Securities and the price received upon Unit redemptions or Portfolio termination. The Sponsor or its affiliates act as agent or principal in connection with the purchase and sale of equity securities, including the Securities, and an affiliate of the Sponsor may act as a market maker in the Securities. Affiliates of the Sponsor also issue reports and make recommendations on the Securities from time to time. These reports and recommendations are issued independently from your Portfolio and are not necessarily considered in selecting the Securities or in the operation of your Portfolio.

RISK FACTORS
--------------------------------------------------------------------------------

   PRICE VOLATILITY. The Portfolio invests in stocks. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. Because the Portfolio is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Portfolio will be positive over any period of time.

   DIVIDENDS. Common stocks represent ownership interests in the issuers and are not obligations of the issuers. Accordingly, common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

   BEST IDEAS LIST CORRELATION. The Portfolio involves the risk that its performance will not sufficiently correspond with the hypothetical performance of the stocks in the Morgan Stanley Competitve Edge Best Ideas list. This can happen for reasons such as:

     o the impracticability of owning each of the stocks in the list with the exact weightings at a given time,

     o    the Portfolio will not replicate changes in the list,

     o the Portfolio may not be fully invested at all times, and o fees and expenses of the Portfolio.

   FOREIGN ISSUERS. Because the Portfolio invests in stocks of foreign companies, the Portfolio involves additional risks that differ from an investment in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities. The Portfolio also involves the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. The Portfolio involves the risk that information about the stocks is not publicly available or is inaccurate due to the absence of uniform accounting and financial reporting standards. In addition, some foreign securities markets are less liquid than U.S. markets. This could cause the Portfolio to buy stocks at a higher price or sell stocks at a lower price than would be the case in a highly liquid market. Foreign securities markets are often more volatile and involve higher trading costs than U.S. markets, and foreign companies, securities markets and brokers are also generally not subject to the same level of supervision and regulation as in the U.S. Certain stocks may be held in the form of American Depositary Receipts or other similar receipts ("ADRs"). ADRs represent receipts for foreign common stock deposited with a custodian (which may include the Trustee). The ADRs in the Portfolio, if any, trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. ADRs generally involve the same types of risks as foreign common stock held directly. Some ADRs may experience less liquidity than the underlying common stocks traded in their home market.

   CONSUMER PRODUCT AND RETAIL ISSUERS. Your Portfolio invests significantly in companies that manufacture or sell various consumer products. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

   NO FDIC GUARANTEE. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------

   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charge in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. A portion of the Public Offering Price includes an amount to pay for all or a portion of the costs incurred in establishing your Portfolio, including the cost of preparing documents relating to the Portfolio (such as the prospectus, trust agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses. The initial offering period sales charge is reduced as follows:

       TRANSACTION
         AMOUNT*                            SALES CHARGE
     --------------                        --------------
Less than $25,000                               2.95%
$25,000 - $49,999                               2.75
$50,000 - $99,999                               2.50
$100,000 - $249,999                             2.25
$250,000 - $499,999                             2.00
$500,000 - $999,999                             1.50
$1,000,000 or more                              1.00

---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase Units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).

   The transactional sales charge is waived for purchases by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed ("Fee Accounts"). Purchases by these accounts are subject to the creation and development fee that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to the Portfolio.

   During the initial offering period of the Portfolio offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trust and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of the Portfolio offered in this prospectus at the Public Offering Price per Unit less 1%.

   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

   Your Portfolio will charge the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the sales charge you must pay is less than the applicable deferred sales charge, you will be credited the difference between your sales charge and the deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Portfolio, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge to be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.

   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolio. The initial price of the Securities was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Portfolio business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.

   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Trustee in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".

   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in the Portfolio, taken as a whole, which are represented by the Units.

   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period as described in the following table:

       TRANSACTION
         AMOUNT*                             CONCESSION
     --------------                         ------------
Less than $25,000                              2.25%
$25,000 - $49,999                              2.10
$50,000 - $99,999                              1.85
$100,000 - $249,999                            1.60
$250,000 - $499,999                            1.40
$500,000 - $999,999                            1.00
$1,000,000 or more                             0.65

---------------
 *The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of the Portfolio, the regular concession or agency commission will amount to 1.20% per Unit.

   In addition to the regular concession or agency commission set forth in the table above, all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

 INITIAL OFFERING PERIOD                       VOLUME
SALES DURING QUARTERLY PERIOD                CONCESSION
-----------------------------              -------------
$2 million but less than $5 million            0.025%
$5 million but less than $10 million           0.050
$10 million but less than $50 million          0.075
$50 million or more                            0.100

   "Quarterly Period" means the following periods: December - February; March - May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of (1) Units which are not subject to the transactional sales charge or (2) units of Van Kampen unit investment trusts initially offered prior to December 17, 2001, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each calendar quarter.

   In addition to the regular concession and additional volume concessions set forth in the tables above, Preferred Distributors will receive a reallowance of 0.10% of the Public Offering Price per Unit of all Units sold during a Quarterly Period. This additional compensation will be paid to Preferred Distributors as an additional broker-dealer concession at the time Units are purchased. The "Preferred Distributors" include any selling firm that has achieved aggregate sales of Van Kampen unit investment trusts of either $30 million in the three-month period preceding the related Quarterly Period or $100 million in the twelve-month period preceding the related Quarterly Period. Preferred Distributors will not receive this additional compensation on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales levels described in the preceding sentence for purposes of qualifying as a Preferred Distributor. Secondary market sales of Units are excluded for purposes of this Preferred Distributor compensation.

   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   Broker-dealers, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Portfolio. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Portfolio. These programs will not change the price Unitholders pay for their Units or the amount that the Portfolio will receive from the Units sold.

   SPONSOR COMPENSATION. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to the Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolio". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in the Portfolio may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor or its affiliates or firms that are distributing Units. This activity may cause your Portfolio to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by your Portfolio.

   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any tendered Units for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
--------------------------------------------------------------------------------

   Units may be available for purchase by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. To purchase Units in these Fee Accounts, your financial adviser should purchase Units designated with a "FeeDom CUSIP" number, if available. These purchases are not subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the Sponsor, Van Kampen Funds Inc. For example, this table illustrates the sales charge you will pay as a percentage of the initial Public Offering Price per Unit.

   Initial sales charge                       0.00%
   Deferred sales charge                      0.00
                                            ------
         Transactional sales charge           0.00%
                                            ======
   Creation and development fee               0.60%
                                            ------
         Total                                0.60%
                                            ======

   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the Portfolio.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   DISTRIBUTIONS. Dividends and any net proceeds from the sale of Securities received by the Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates are listed under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".

   Dividends received by the Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option (ARO) without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options, if available. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the ARO CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.

   In addition, under the Planned Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Portfolio. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Planned Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.

   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day.

   Unitholders tendering 1,000 or more Units of the Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution during the five business days prior to the Portfolio's termination. The Portfolio generally will not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of the Portfolio will be, and the diversity of the Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in the Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organization costs. For these purposes, the Trustee may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   EXCHANGE OPTION. When you redeem Units of the Portfolio or when the Portfolio terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. You should also contact your financial professional to determine if you may benefit from a tax-advantaged exchange discussed in the next section. We may discontinue this option at any time.

   IN-KIND EXCHANGES. You may be able to benefit from certain tax advantages by purchasing Units of the Portfolio through an exchange of securities and cash for Units of the Portfolio rather than purchasing Units in a full cash transaction. In addition, you may be able to benefit from these tax advantages by purchasing units of a subsequent Van Kampen trust using redemption proceeds from the current Portfolio. Please contact your financial professional to determine whether you are eligible to purchase Units in this manner.

   Current Van Kampen Focus Portfolios Investors. If you are a unitholder of an existing Van Kampen Focus Portfolios trust, you may be able to purchase Units of the Portfolio pursuant to the "exchange option" described in the preceding section by electing an in-kind distribution of portfolio securities from your existing Van Kampen trust and electing an in-kind deposit of Securities and, if necessary, cash with the Trustee of the current Portfolio as described in this paragraph. You or your financial professional must elect to have The Bank of New York act as agent (the "Distribution Agent") on your behalf in connection with the purchase of Units of the current Portfolio. In addition, you must elect to receive an in-kind redemption of portfolio securities (and any cash representing fractional shares of securities) from your existing Van Kampen trust.

   The Distribution Agent will receive the portfolio securities on your behalf in connection with the in-kind redemption distribution from your existing trust pursuant to your instruction. It is anticipated that some or all of these securities received from your existing Van Kampen trust will also be included in the current Portfolio (the "Duplicate Securities"). The Distribution Agent will sell the securities that are not Duplicate Securities on your behalf and will use the cash proceeds of each sale along with the Duplicate Securities to acquire the required number of Units of the current Portfolio. If additional cash is necessary to purchase the number of Units you request, you will pay that cash to the Distribution Agent. The Distribution Agent will assemble and deposit the package of securities and cash needed to create and purchase the required number of Units of the Portfolio on your behalf. This will be accomplished through an in-kind deposit of the Duplicate Securities and any cash into the Portfolio in exchange for Units of the Portfolio. You will receive any excess cash not used to purchase Units of the Portfolio. If you acquire Units of the Portfolio offered in this prospectus pursuant to an in-kind deposit from a Van Kampen-sponsored unit investment trust, you will be eligible for a reduced sales charge. See "Public Offering--General".

   The Sponsor also currently intends to offer this in-kind redemption and in-kind deposit option in connection with redemptions of Units of the Portfolio and purchases of units in subsequent Van Kampen unit trusts. The Sponsor reserves the right to discontinue this option at any time.

   Other Investors. If you are not a unitholder of an existing Van Kampen Focus Portfolios trust, you may be able to purchase Units of the Portfolio by electing an in-kind deposit of Securities with the Distribution Agent. These investors must previously own and transfer shares of all Securities necessary to create the required number of Units of the Portfolio to the Distribution Agent to be used in an in-kind deposit and purchase of Units as described above. If you acquire Units of the Portfolio offered in this prospectus pursuant to the in-kind deposit described above and you are purchasing Units of the Portfolio with redemption or termination proceeds received from an unaffiliated unit investment trust, you may be eligible for a reduced sales charge. See "Public Offering--General".

   UNITS. Ownership of Units is evidenced in book entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

   REPORTS PROVIDED. Unitholders will receive a statement of dividends and other amounts received by the Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
--------------------------------------------------------------------------------

   PORTFOLIO ADMINISTRATION. The Portfolio is not a managed fund and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. If securities or property are acquired by the Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Security, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of the Portfolio's securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolio, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.

   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   TERMINATION. The Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. The Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with the Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolio. See "Additional Information".

   LIMITATIONS ON LIABILITIES. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on the Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.

     SPONSOR. Van Kampen Funds Inc. is the Sponsor of the Portfolio. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley. The Sponsor has its principal offices at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. As of November 30, 2001, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. If you have questions regarding your account or your Portfolio, please contact the Trustee at its unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

   PERFORMANCE INFORMATION. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Portfolio and returns over specified time periods on other similar Van Kampen trusts (which may show performance net of expenses and charges which the Portfolio would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Portfolio. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Portfolio is not managed and Unit price and return fluctuate with the value of common stocks in the portfolio, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Portfolio's relative performance for any future period.

   STYLE AND MARKET CAPITALIZATION. A balanced investment portfolio incorporates various style and market capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. The Portfolio is not a balanced investment portfolio itself and should not be your only investment. From time to time in advertising and sales materials we may utilize investment style and market capitalization categories to assist in determining the investment category that the Portfolio might fill within an investor's overall investment portfolio. Investors should note that investment style and market capitalization are not used in selecting the stocks for the Portfolio.

   We determine the style characteristics (growth or value) based on the types of stocks in the Portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We generally determine the market capitalization based on the weighted median market capitalization of the Portfolio. Investment style and capitalization characteristics will vary over time. We will not remove a Security from the Portfolio as a result of any change in characteristics.

TAXATION
--------------------------------------------------------------------------------

   This section summarizes some of the main U.S. federal income tax consequences of owning Units of your Portfolio. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

   PORTFOLIO STATUS. Your Portfolio will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Portfolio, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Security when such income would be considered to be received by you if you directly owned your Portfolio's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from your Portfolio which you must take into account for federal income tax purposes is not reduced by amounts used to pay Portfolio expenses (including the deferred sales charge, if any).

   YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your Portfolio disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Portfolio asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Portfolio asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

   If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years. Because your Portfolio terminates in less than five years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the Securities if you are eligible for and elect to receive an in-kind distribution at redemption or termination.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

   DIVIDENDS RECEIVED DEDUCTION. Generally, a domestic corporation owning Units in the Portfolio may be eligible for the dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Portfolio to the extent such dividends are taxable as ordinary income and are attributable to domestic corporations. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

   IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may request a distribution of Securities when you redeem your Units or at your Portfolio's termination. If you do not elect to acquire units of a subsequent Van Kampen trust using Securities that you receive from the current Portfolio (described below), by electing to receive a distribution of Securities, you will receive whole shares of stock plus, possibly, cash. You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by your Portfolio. However, if you also receive cash in exchange for a Portfolio asset or a fractional share of a Security held by your Portfolio, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Portfolio asset or fractional share.

   CASH DISTRIBUTIONS. If you receive cash when you redeem your Units or at your Portfolio's termination or if you elect to direct that the cash proceeds you are deemed to receive when you redeem your Units or at your Portfolio's termination be invested into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the receipt or deemed receipt of cash will generally be disallowed, to the extent you acquire units of a subsequent trust and such subsequent trust has substantially identical securities or other assets under the wash sale provisions of the Internal Revenue Code.

   IN-KIND EXCHANGES. As discussed in "Rights of Unitholders--In-Kind Exchanges," you may be able to elect to purchase units of a subsequent Van Kampen trust using Securities that you receive from the current Portfolio in an in-kind distribution. If you make such an election, the trust which you will exchange into will be referred to as the "New Portfolio." The portfolio of securities to be held by the New Portfolio is expected to differ somewhat from the portfolio held by the Portfolio. Thus, the Distribution Agent will have to adjust your pool of Securities to accomplish the exchange. Securities that are held in the Portfolio at the time of the exchange and that will also be held in the New Portfolio are referred to herein as the "Duplicate Securities." Securities that will be held in the New Portfolio but are not held in the Portfolio at the time of the exchange will be referred to herein as the "New Securities." The following discussion assumes that the New Portfolio will not be taxed as a corporation and that each unit owner will be treated as the owner of a pro rata portion of the assets held by the New Portfolio.

   If you elect an in-kind exchange, your pro rata portion of the Securities held by the Portfolio will be transferred to the Distribution Agent, as your agent, on the date of the exchange. To the extent any Securities held by the Portfolio will not be a part of the portfolio of the New Portfolio, the Distribution Agent will sell such Securities and use the proceeds to purchase, on your behalf, the requisite amount of New Securities. You will have a basis in the New Securities equal to the price paid for such New Securities by the Distribution Agent. The Distribution Agent will then contribute your pro rata portion of Duplicate Securities and the New Securities to the New Portfolio in exchange for units of the New Portfolio.

   For federal income tax purposes, you will not recognize gain or loss on the distribution of your pro rata portion of Duplicate Securities from the Portfolio. Further, you will not recognize gain or loss on the deposit of your pro rata portion of Duplicate Securities to the New Portfolio. You will have the same basis in your portion of Duplicate Securities that you had in such Duplicate Securities prior to the exchange and the holding period of the Duplicate Securities will include the period that you held the Duplicate Securities in the Portfolio prior to the exchange. You will, however, realize gain or loss for federal income tax purposes with respect to your pro rata portion of Securities that are not Duplicate Securities and thus are sold by the Distribution Agent. The amount of gain or loss realized will be equal to the difference between the amount of cash you are considered to have received with respect to such portion of Securities and your tax basis in such Securities. You will generally be required to recognize such gains for federal income tax purposes. However, you will generally not be entitled to a deduction for any losses realized to the extent that you are considered the owner of substantially identical securities under the wash sale provisions of the Internal Revenue Code.

   LIMITATIONS ON THE DEDUCTIBILITY OF PORTFOLIO EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Portfolio's income, even if some of that income is used to pay Portfolio expenses. You may deduct your pro rata share of each expense paid by your Portfolio to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your Portfolio as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

     FOREIGN, STATE AND LOCAL TAXES. Distributions by your Portfolio that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by your Portfolio that are derived from certain dividends of Securities of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.

   Some distributions by your Portfolio may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by your Portfolio, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

   Under the existing income tax laws of the State and City of New York, your Portfolio will not be taxed as a corporation, and the income of your Portfolio will be treated as the income of the Unitholders in the same manner as for federal income tax purposes.

PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------

   GENERAL. The fees and expenses of your Portfolio will generally accrue on a daily basis. The deferred sales charge, fees and expenses are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

   ORGANIZATION COSTS. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   CREATION AND DEVELOPMENT FEE. The Sponsor will receive a fee from the Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.06 per Unit. The Trustee will deduct this amount from the Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   TRUSTEE'S FEE. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   COMPENSATION OF SPONSOR AND SUPERVISOR. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. The Portfolio may pay the expenses of updating its registration statement each year.

OTHER MATTERS
--------------------------------------------------------------------------------

   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.

   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statement of condition and the Portfolio included in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This prospectus does not contain all the information set forth in the registration statement filed by your Portfolio with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.




   TABLE OF CONTENTS

        TITLE                                    PAGE
        -----                                    ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Competitive Edge Best Ideas Portfolio.......     4
   Notes to the Portfolio......................     7
   The Securities..............................     8
   Report of Independent Certified
      Public Accountants.......................    12
   Statement of Condition .....................    13
   The Portfolio...............................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-3
   Retirement Accounts.........................   A-7
   Fee Accounts................................   A-7
   Rights of Unitholders.......................   A-8
   Portfolio Administration....................  A-11
   Taxation....................................  A-13
   Portfolio Operating Expenses................  A-16
   Other Matters...............................  A-17
   Additional Information......................  A-17

--------------
When Units of the Portfolio are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

                                                                       EMSPRO348

                                                                          #37701


                                   PROSPECTUS
--------------------------------------------------------------------------------
                                  July 22, 2002



                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.

                                COMPETITIVE EDGE
                           BEST IDEAS PORTFOLIO 2002-3





                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555





              Please retain this prospectus for future reference.




                                   VAN KAMPEN
                             INFORMATION SUPPLEMENT


                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 348


--------------------------------------------------------------------------------

     This Information Supplement provides additional information concerning the risks and operations of the Portfolio which is not described in the prospectus. This Information Supplement should be read in conjunction with the prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in the Portfolio and may not be used to offer or sell Units without the prospectus. Copies of the prospectus can be obtained by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the prospectus and all capitalized terms have been defined in the prospectus.

                                TABLE OF CONTENTS

                                                   PAGE

                           Risk Factors               2
                           Sponsor Information        3
                           Trustee Information        4
                           Portfolio Termination      5

RISK FACTORS

     PRICE VOLATILITY. Because the Portfolio invests in common stocks, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in the Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of the Portfolio will be positive over any period of time. Because the Portfolio is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because the Portfolio holds a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

     DIVIDENDS. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     FOREIGN STOCKS. Because the Portfolio invests in foreign stocks, they involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of the Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

     FOREIGN CURRENCIES. The Portfolio also involves the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. The Portfolio's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Trustee will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate the Portfolio might obtain had the Trustee sold the currency in the market at that time.

   CONSUMER PRODUCT AND RETAIL ISSUERS. Certain Portfolios may invest significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

     LIQUIDITY. Whether or not the stocks in the Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

     ADDITIONAL UNITS. The Sponsor may create additional Units of the Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage fees.

     VOTING. Only the Trustee may sell or vote the stocks in the Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

SPONSOR INFORMATION

     Van Kampen Funds Inc. is the Sponsor of the Portfolio. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley. The principal office of the Sponsor is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.

     Morgan Stanley is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.

     Van Kampen is one of the nation's largest investment management companies, with more than $77 billion in assets under management or supervision as of March 31, 2002. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2001, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. (This paragraph relates only to the Sponsor and not to the Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Portfolio. Such records shall include the name and address of, and the number of Units of the Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Portfolio.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION

     The Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of the Portfolio then outstanding or by the Trustee when the value of the Securities owned by the Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). The Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If the Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolio. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the Portfolio and will also include with such notice a form to enable qualified Unitholders to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the prior business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in the Portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders who are not qualified to, or who do not, request an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of the Portfolio his pro rata share of the balance of the Income and Capital Accounts of the Portfolio.

     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.




                       CONTENTS OF REGISTRATION STATEMENTS

     This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The prospectus
         The signatures
         The consents of independent public accountants and legal counsel

     The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.2 Opinion and consent of counsel as to the federal income tax status of securities being registered.

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

     4.1  Consent of initial evaluator.

     4.2  Consent of independent certified public accountants.

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.





                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 348, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; and Van Kampen Focus Portfolios, Series 235, Series 265 and Series 314 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 348 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 22nd day of July, 2002.

                                         Van Kampen Focus Portfolios, Series 348
                                                        By Van Kampen Funds Inc.


                                                      By /s/ Christine K. Putong
                                                             -------------------
                                                        Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on July 22, 2002 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman, Chief Executive Officer,        )
                                    Managing Director and Director            )

John H. Zimmermann III              President, Managing Director and          )
                                    Director

A. Thomas Smith III                 Director                                  )

                                                         /s/ Christine K. Putong
                                                             (Attorney-in-fact*)

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         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.